

## Karen Leeker · 2nd

Innovation Leader| Business Builder

West Lafayette, Indiana · 500+ connections · **Contact info**

 **OneCare, Inc.**

 **Purdue University**

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## Experience



### Managing Partner, Retail

OneCare, Inc.

Oct 2019 – Present · 9 mos

 **Home**

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### Principal

Innovation Opportunities, LLC.

Oct 2008 – Present · 11 yrs 9 mos

West Lafayette, IN

Strategic consulting, Innovation, business development and product development with large corporations, medical device, incubators and private inventors.

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### Director Innovation Services

Wright Brothers Institute

Oct 2018 – Sep 2019 · 1 yr

The Wright Brothers Institute (WBI) is partnered with the Air Force Research Laboratory (AFRL), a $5B technology powerhouse, to energize world-class R&D collaborations and technology innovation.

...**see mor**



### Lecturer- Entrepreneurship & Innovation and Product Development

Purdue University

Aug 2015 – Dec 2018 · 3 yrs 5 mos

West Lafayette, IN

Entrepreneurship & Innovation
The Certificate in Entrepreneurship and Innovation Program teaches students how to develop the products, technologies and companies that create value in society. Through a portfolio of courses and experiential programs, students learn to turn their grand ideas into acti ...**see mor**



### Vice President of Operations and Product Development

Concordance Health Solutions

Jan 2016 – Apr 2017 · 1 yr 4 mos

West Lafayette, IN

Developed a new end - to -end Bluetooth electronic cap and software system that measures prescription drug adherence . Developed electronic cap and sensors components, cap firmware, cap programming software, and back-end database structure for the entire system. Identified and developed a complete supply chain for electronics, plastics parts and ...**see mor**

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## Education



### Purdue University

BSIE, Engineering

## Volunteer Experience



**Account Director**
Taproot Foundation
Feb 2012 – Present  •  8 yrs 5 mos

I'm a pro bono consultant with Taproot Foundation, consulting for non-profit organizations.

## Skills & Endorsements

**Cross-functional Team Leadership** · 99+

 Endorsed by **LYNN Walsh and 20 others who are** highly skilled at this

 Endorsed by **4 of Karen's colleagues at P** University

**Product Development** · 90

 Endorsed by **Liza Sanchez-LM and 20 others** who are highly skilled at this

 Endorsed by **3 of Karen's colleagues at P** University

**Strategy** · 85

 Endorsed by **Dawn W. Thompson and 7 others** who are highly skilled at this

 Endorsed by **5 of Karen's colleagues at** Conservation Services Group

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## Recommendations

**Received (6)**    Given (6)



**Karen Goldner**
Managing Director, Established Business Services at Women's Business Development Center
October 14, 2014, Karen worked with Karen in the same group

Karen brings a wealth of knowledge and experience to new product development. She is smart and knows the right questions to ask. Her perspective was so valuable in helping understand opportunities for start up companies.

**Kevin Taylor**

Karen's commercialization expertise and business acumen



Associate Vice President, Technology Commercialization at The Ohio State University

September 7, 2011, Kevin was a client of Karen's

invaluable to our company. Her guidance was always well-reasoned, direct, and on target. Karen was a pleasure to wo with and well respected by our team.

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